SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of December 2005

LG.Philips LCD Co., Ltd.

(Translation of Registrant’s name into English)

20 Yoido-dong, Youngdungpo-gu, Seoul 150-721, The Republic of Korea

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F      X            Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submission to furnish a report or other document that the registration foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                      No      X

Record date for voting rights and dividend

LG.Philips LCD Co., Ltd. (NYSE symbol: LPL) will close its shareholders registry from January 1, 2006 until January 31, 2006. The shareholders that are registered in LPL’s shareholders registry as of December 31, 2005 will be entitled to exercise their voting rights at the annual general meeting of shareholders and to receive dividends for the 2005 fiscal year, if any. With respect to holders of American Depositary Shares (the “ADSs”), Citibank, as Depositary under the Deposit Agreement dated July 22, 2004 entered into between LPL and Citibank N.A. (the “Deposit Agreement”), will set the record date in respect of holders of ADSs as of December 30, 2005, pursuant to Section 4.08 of the Deposit Agreement.

The date of the annual general meeting of shareholders and the dividend will be notified to the shareholders upon the resolution of the board of directors’ meeting, which is scheduled to be held in January or February 2006.

The dividend will be subject to the approval of the annual general meeting of shareholders which is scheduled in February 2006. However, for your reference only, LPL informs you that the annual general meeting of shareholders for the 2004 fiscal year was held on March 23, 2005 and LPL has not declared dividends in the past four years in favor of reinvestment of earnings to finance capital expenditures.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

LG.Philips LCD Co., Ltd.
(Registrant)

Date: December 15, 2005	By:	/s/ Ron H. Wirahadiraksa
(Signature)
	Name:	Ron H. Wirahadiraksa
	Title:	Joint Representative Director/
President & Chief Financial Officer